Exhibit (a)(5)(D)

Offer to Purchase Silicon Laboratories Stock- Employee FAQ’s

What did Silicon Labs announce today?

Silicon Labs announced that it is conducting a “modified Dutch auction” tender offer (the “Offer”) to purchase up to $1.0 billion worth of shares of its outstanding common stock, at a price not less than $140.00 nor greater than 160.00 per share (the final price, as determined according to the terms of the offer, is referred to as the “Purchase Price”). The Offer commenced today and will remain open until 12:00 midnight at the end of the day on August 30, 2021.

What is a “modified Dutch auction” tender offer?

A modified Dutch auction tender offer allows stockholders to select the price (in increments of $1.00) within a price range specified by Silicon Labs at which you are willing to sell your shares. The price range for the Offer is $140.00 to $160.00 per share. The Purchase Price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, Silicon Labs can purchase up to $1.0 billion in value of shares, or such lesser number of shares as are validly tendered and not validly withdrawn. All shares Silicon Labs purchases will be purchased at the same price, even if you have selected a lower price, but Silicon Labs will not purchase any shares tendered at a price above the Purchase Price. Silicon Labs will determine the Purchase Price for tendered shares promptly after the Offer expires. If your shares are purchased in the Offer, Silicon Labs will pay you the Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5 of the Offer to Purchase dated August 3, 2021 (the “Offer to Purchase”) for additional information. Under no circumstances will Silicon Labs pay interest on the Purchase Price, even if there is a delay in making payment.

As an employee, am I eligible to participate in the offer?

Yes, any employee who is also a holder of Silicon Labs common stock is allowed to participate in the Offer. To participate in the Offer, stockholders must follow the procedures described in the Offer to Purchase and related Letter of Transmittal (the “Letter of Transmittal”) to tender their shares.

Why did Silicon Labs choose this way to repurchase shares of its common stock?

The Board of Directors believes the “modified Dutch auction” tender offer set forth in the Offer to Purchase is a mechanism that will provide all stockholders of Silicon Labs with the opportunity to tender all or a portion of their shares if they so elect at a price they may select within the specified range. Conversely, the Offer also affords stockholders the option not to participate and, thereby, increase their relative percentage interest in Silicon Labs and its future results. In addition, the Board of Directors believes the Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs inherent in open market purchases and sales. See Section 2 of the Offer to Purchase for more information.

Does Silicon Labs recommend that I tender my shares in the offer?

The Board of Directors has unanimously approved the making the Offer. However, neither Silicon Labs or the Board of Directors, nor the dealer manager, the depositary or the information agent assisting with the Offer makes any recommendation as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you may choose to tender your shares. In so doing, you should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

If I decide not to tender, how will the Offer affect my shares?

Stockholders are not obligated to tender their shares into the Offer. Stockholders who choose not to tender their shares will own a greater percentage interest in our outstanding shares following the consummation of the Offer. See Section 2 of the Offer to Purchase.

Would the Offer affect my trading of Silicon Labs stock separately?

No, the Offer will not affect your trading in Silicon Labs stock separately. As always, you must observe Silicon Labs’ Insider Trading Policy, and refrain from trading while in possession of material non-public information.

Following the Offer, will Silicon Labs continue as a public company?

Yes. The completion of the Offer is conditioned upon no determination having been made by Silicon Labs that consummation of the Offer will cause Silicon Labs to be delisted from NASDAQ or eligible for deregistration under the SEC’s rules and regulations or the shares to be beneficially owned by fewer than 300 persons, which might otherwise result in Silicon Labs ceasing to be subject to the SEC’s periodic reporting requirements.

How will I be notified of the Offer, and what is the process for tendering my shares?

Your broker will communicate to you the Offer, or if you are a registered holder of Silicon Labs stock, you will be notified by our transfer agent, American Stock Transfer & Trust Company. If you maintain an account with Fidelity Investments because of your participation in any of our company stock plans, then the broker will alert you to check your account Message Center for details of the Offer including where to find the Offer to Purchase and the Letter of Transmittal. Offer details include information on the Offer, consideration and procedural instructions for properly tendering your shares. Fidelity does not charge any fee for participating in the Offer, but there may be a small brokerage fee to be charged for tendering the shares by other brokers.

Can I tender to Silicon Labs directly my Silicon Labs stock?

No, you may not tender your shares directly to Silicon Labs. For shares to be tendered properly requires strict adherence to Offer rules and procedures, as fully described in the Offer to Purchase and Letter of Transmittal provided to stockholders.

What will the Purchase Price for the shares be and what will be the form of payment?

The “modified Dutch auction” procedure allows you to select the price (in increments of $1.00) within a price range specified by Silicon Labs at which you are willing to sell your shares. The price range for the Offer is $140.00 to $160.00 per share. The Purchase Price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, Silicon Labs can purchase up to $1.0 billion in value of shares, or such lesser number of shares as are validly tendered and not validly withdrawn. All shares Silicon Labs purchases will be purchased at the same price, even if you have selected a lower price, but Silicon Labs will not purchase any shares tendered at a price above the Purchase Price. Silicon Labs will determine the Purchase Price for tendered shares promptly after the Offer expires. If your shares are purchased in the Offer, Silicon Labs will pay you the Purchase Price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer.

How will I be notified if Silicon Labs extends the Offer, amends the terms of the Offer or terminates the Offer?

If Silicon Labs extends the Offer, Silicon Labs will issue a press release announcing the extension and the new expiration time by 9:00 a.m., New York City time, on the business day immediately following the previously scheduled Expiration Time. Silicon Labs will announce any amendment of the terms of the Offer or termination of the Offer by making a public announcement of the amendment or termination. See Section 15 of the Offer to Purchase for more information. If Silicon Labs extends the Offer, you may withdraw your shares until the Expiration Time, as extended. See Section 4 of the Offer to Purchase for more information.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, at the end of the day on August 30, 2021, unless Silicon Labs extends the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If Silicon Labs has not accepted for payment the shares you have tendered, you may also withdraw your shares at any time after 12:00 midnight, New York City time, at the end of the day on September 29, 2021.

How do I withdraw shares I previously tendered?

To withdraw tendered shares, you must deliver a written notice of withdrawal with the required information to the depositary named in the Offer to Purchase (the “Depositary”) while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares, if different from the name of the person who tendered the shares. Some additional requirements apply if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase. If you have tendered your shares by giving instructions to a nominee, you must instruct that nominee to arrange for the withdrawal of your shares.

What will happen to my shares if they are not purchased in the Offer?

The Depositary will return unpurchased shares promptly after the expiration or termination of the Offer by crediting the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, without expense to the stockholder.

After I tender my shares, when would I receive the cash?

Upon the terms and subject to the conditions of the Offer, Silicon Labs will pay the Purchase Price, less any applicable withholding taxes and without interest, for the shares purchased promptly after expiration of the Offer. Silicon Labs will announce the preliminary results of the Offer, including price and preliminary information about any expected proration on the business day following the expiration time of the Offer. Silicon Labs does not expect, however, to announce the final results and begin paying for tendered shares for a number of days following the expiration of the Offer. Silicon Labs will pay for the shares accepted for payment by depositing the aggregate purchase price with the Depositary. The Depositary will act as your agent and will transmit to you (or to your nominee) the payment for all your shares accepted for payment. See Section 5 of the Offer to Purchase for more information.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not pay brokerage commissions or similar expenses. If you hold your shares through a nominee (like a broker) and such nominee tenders your shares on your behalf, that nominee may charge you a fee. You should consult with your nominee to determine whether any charges will apply. See Section 3 of the Offer to Purchase For more information.

If I tender my shares, am I guaranteed that they will be accepted for purchase by Silicon Labs at a specified price?

No. You may select the price at which you are willing to tender your shares within the range set by Silicon Labs. The Purchase Price Silicon Labs will pay in the offer will be determined by the company upon expiration of the Offer. Only shares properly tendered prior to the offer expiration at prices at or below the Purchase Price and not properly withdrawn will be purchased in the offer at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase. Silicon Labs will pay the Purchase Price for all shares purchased in the Offer (less any applicable withholding taxes and without interest) — even if the shares were tendered at a lower price – but

Silicon Labs will not purchase any shares tendered at prices higher than the Purchase Price. Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment.

Can I elect to receive whatever purchase price is determined in the offer?

Yes. You may specify that you are willing to sell your shares to Silicon Labs at the Purchase Price (which could result in you receiving a purchase price per share as low as $140.00). In that case, your shares will be deemed to be tendered at the minimum price of $140.00 per share for purposes of determining the Purchase Price. You should understand that this election may effectively lower the Purchase Price and could result in your shares being purchased at the minimum price of $140.00 per share, which could be lower than the stock price at the expiration of the Offer.

How do holders of vested but unexercised stock options for shares participate in the Offer?

Options to purchase shares cannot be tendered in the Offer. If you hold vested but unexercised options, you may exercise such options in accordance with the requirements of Silicon Labs’ stock option plan and your award agreement, and tender the shares received pursuant to such exercise in accordance with the Offer. You should evaluate the information included in the Offer to Purchase carefully to determine if participation would be advantageous to you based on your stock option exercise prices and the expiration date of your options, the range of tender prices and the provisions for pro rata purchases described in Section 1 of the Offer to Purchase and other considerations you may consider to be relevant. Silicon Labs strongly encourages optionholders to discuss the Offer with their broker and/or financial or tax advisor.

If you elect to exercise vested options and tender shares issued pursuant to such exercise, you must complete the exercise of such vested options sufficiently in advance of the expiration time of the Offer in order to allow yourself adequate time to validly tender the shares in the Offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason. See Section 3 of the Offer to Purchase.

May holders of RSUs, MSUs or PSUs participate in the Offer?

Holders of restricted stock units (“RSUs”), market stock units (“MSUs”) or performance stock units (“PSUs”) outstanding under Silicon Labs’ equity compensation plan may not tender the shares underlying such RSUs, MSUs or PSUs in the Offer unless and until the applicable RSUs, MSUs or PSUs have vested and the holder thereof has received the underlying shares free of restrictions on the transfer of such shares. See Section 3 pf the Offer to Purchase for more information.

If I do not want to participate in the offer, is there anything I need to do?

No. If you do not want to tender your Silicon Labs shares in the offer, you do not need to take any action.

Does Silicon Labs intend to repurchase any shares other than pursuant to the Offer during or after the Offer?

The SEC’s rules generally prohibit Silicon Labs and its affiliates from purchasing any shares, other than pursuant to the Offer, during the Offer and for the period ending ten business days after the expiration of the Offer.

Whether Silicon Labs will make additional repurchases after the conclusion of the ten-business day period following the expiration of the Offer will depend on many factors, including, without limitation, the number of shares, if any, that Silicon Labs purchases in the Offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares and limitations in the agreements governing our indebtedness, and such other factors as Silicon Labs may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders in those transactions than the terms of the Offer.

I am a company insider. Can I participate in the Offer?

As an insider, you may participate in the Offer if you are not in possession of any material non-public information. Since participation in the Offer entails your selling stock of the Silicon Labs, you should observe our corporate Insider Trading Policy.

I have an active 10b5-1 plan to sell Silicon Labs shares. Will my 10b5-1 plan cause my broker to tender shares into the Offer if the offer price is within the sale price in the plan?

Maybe, depending on the terms of your 10b5-1 plan. 10b5-1 plans maintained with Fidelity Stock Plan Services cannot support tender offers and do not automatically tender shares for a shareholder. If you want to tender your shares that are currently under a Fidelity 10b5-1 plan, you would have to terminate the plan and then tender the shares outside of the plan.

However, if you have a 10b5-1 plan with another administrator, you should check with your broker for the required steps if you intend to participate in the Offer.

I have an active 10b5-1 Plan to sell Silicon Labs stock. Can I participate in the Offer while maintaining my 10b5-1 plan in effect?

No, it is the policy of Silicon Labs that while you have a 10b5-1 plan in place you should not trade outside of your 10b5-1 plan. However, because this Offer is a special corporate action that involves Silicon Labs repurchasing shares from all stockholders, Silicon Labs is allowing you to terminate your 10b5-1 plan so that you can participate in the Offer or enter into a new 10b5-1 plan with new instructions. You should be aware that the Offer will stay open until August 30, 2021, one day before the end of the open trading window. As such, you will only have a single day to put in place a new 10b5-1 plan before the closing of the open trading window on September 1, 2021. You will not know whether or not your tendered shares will be purchased by Silicon Labs at the time of entering into a new 10b5-1 plan on August 31, 2021. To the extent you wish to include in the new 10b5-1 plan the shares that you have tendered into the Offer, such 10b5-1 plan will need to address the contingency that some of the tendered shares may be purchased by Silicon Labs in the Offer and are no longer available for sale under the 10b5-1 plan. Please confirm that your 10b5-1 plan can accommodate such a contingency.

Nevertheless, you should not terminate your 10b5-1 plan, enter into a new 10b5-1 plan or participate in the Offer if you are in possession of material non-public information.

Can I initiate a new 10b5-1 plan or terminate my active Plan during the Offer?

Yes, you may initiate a new 10b5-1 plan during the Offer as long as you are not in possession of material non-public information. However, please see the question immediately prior if you would like to participate in the Offer.

Questions?

Any questions or requests for assistance regarding the Offer to Purchase may be directed to the information agent at the telephone number and address set forth below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks & Brokers May Call: (212) 269-5550

All Others Call Toll-Free: (800) 791-3320

Email: slab@dfking.com

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Silicon Labs common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Silicon Labs common stock or any other securities. Silicon Labs has filed a tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and related materials, with the SEC. The Offer is only being made pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Silicon Labs files with the SEC at the SEC’s website at www.sec.gov or from Silicon Labs website at www.silabs.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, toll free at (800) 791-3320.